July 1, 2000

Ms. Maura Marx
43 Old Deer Park Road
Katonah, NY 10536


Personal & Confidential


Dear Maura:

As we discussed I would like to thank you for your participation and input into the decision making process at Financial Intranet, Inc. ("FNTN"), the result of which is that we will be consolidating the corporate headquarters of the company.

In light of that decision, and your wish not to remain with FNTN in a diminished capacity due to the downsizing we are offering you the following transition package. We agree that July 1, 2000, would be your last day with FNTN as an active employee and Executive Vice President and Secretary, and as part of your transition from FNTN, and consideration for your cooperation in transmitting any open issues that you are working on and your voluntary termination of any employment agreement that may be in force of this date, you will receive:

1.    Salary in the normal FNTN payroll cycle through September 15, 2000.

2. A full vesting of any FNTN options previously granted to you that are to day unvested, and the right to exercise through December 31, 2002 all of the FNTN options that you have the right to exercise. We agree that these options will enjoy the benefit of registration rights if any such rights are filed and become a part of an effective registration statement involving FNTN.

3. A grant of an additional 3,000,000 options of FNTN common stock, exercisable at $.01 per share, with registration rights as granted in paragraph 2 above with penalties for failure to deliver any such exercised stock as provided to other FNTN investors prior to this date. Such options shall enjoy a standard cashless exercise feature,

4. Forgiveness of the $25,000, plus accrued interest, indebtedness due from you to FNTN.

5. Permanent use and possession of your IBM and SON' office PC laptops, the Dell desktop computer and HP Laserjet 6L printer.





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6.    An indemnification by FNTN, its successors or assigns,  against any claims includes reasonable legal expenses, made against you in your capacity as or due to your capacity as an officer, employee or shareholder of Financial Intranet, Inc.

      Maura, you have been a key member of FNTN's senior management team and of great assistance to the company, its clients and investors from its start-up phase to this point. We want to thank you for that support and for your dedication and commitment to all success of the business. We also want to wish you the very best luck for continued success.

      If you agree to the terms of your separation from FNTN a detailed above, please indicate by signing below one copy of this letter. By signing, please note that you are also waiving any claim that you may have against FNTN, its officers, consultants and directors, in your capacity as employee and/or officer. Also note that any amounts paid to you pursuant to the letter will be made net of any and all taxes required to be withheld by FNTN on such amounts.

      This agreement shall be governed by the laws of the State of New York.

Thanks again for all of your efforts,

Sincerely,
/s/ Michael Sheppard
    Michael Sheppard
    President and Chief Executive Officer and Chairman of the Board

Agreed to and accepted:
/s/ Maura Marx
    Maura Marx